UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibits

99.1	Material Change Report dated May 7, 2010

99.2	Joint Venture Master Agreement among Labopharm Inc., Labopharm Europe Limited, Labopharm USA, Inc., Angelini Pharmaceutical, Inc., Amuchina Spa and Finaf Spa, dated as of April 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 7, 2010	By:	/S/ FRÉDÉRIC DESPARS
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Labopharm Inc.

480 Armand-Frappier Blvd.

Laval, Québec

H7V 4B4

(450) 686-0207

2.	DATE OF MATERIAL CHANGE

April 29, 2010.

3.	NEWS RELEASE

Labopharm Inc. (“Labopharm”) and Gruppo Angelini issued a news release on April 29, 2010.

4.	SUMMARY OF MATERIAL CHANGE

Labopharm Inc. and Gruppo Angelini announced on April 29, 2010 that they had entered into an agreement to establish a joint venture in the United States for the commercialization of OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone approved by the U.S. Food and Drug Administration on February 3, 2010.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of Material Change

Labopharm Inc. and Gruppo Angelini announced on April 29, 2010 that they had entered into an agreement to establish a joint venture in the United States for the commercialization of OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone approved by the U.S. Food and Drug Administration on February 3, 2010.

The joint venture, Angelini Labopharm, will be 50 percent owned by each of Labopharm and Angelini and, until a General Manager is appointed, will be managed on an interim basis by Mary Anne Heino, President of Labopharm’s U.S. Operations, and her team.

As part of the joint venture agreement, Labopharm will grant Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In consideration of granting Angelini Labopharm the exclusive license to market and sell OLEPTRO™ in the United States, Labopharm will receive up to US$92 million, US$52 million of which will be paid upon completion of the transaction (US$26 million in cash and US$26 million as Labopharm’s 50 percent ownership interest in Angelini Labopharm). Labopharm is eligible to receive the remaining US$40 million upon OLEPTRO™ achieving certain sales milestones (or US$20 million after giving effect to Labopharm’s 50 percent participation in the joint venture).

As a result of the joint venture agreement, the 2007 cross-licensing agreement between Labopharm and Angelini will be amended such that the royalty on end user U.S. net sales to be paid by Labopharm to Angelini is 1.5 percent on end user net sales in excess of US$50 million. The transaction is expected to be completed by the end of May 2010 and is subject to conditions customary to such transactions.

Under the joint venture documentation, each of Angelini and Labopharm will be entitled, in certain circumstances, to acquire the interest of the other party in the joint venture.

The press release attached hereto provides a full description of the material change.

5.2 Disclosure of Restructuring Transaction

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.	DATE OF REPORT

May 7, 2010

LABOPHARM INC.

By:	/s/ Frédéric Despars
Frédéric Despars
Vice-President, General Counsel and Corporate Secretary

Exhibit 99.2

JOINT VENTURE MASTER AGREEMENT

- among -

LABOPHARM INC.

- and -

LABOPHARM EUROPE LIMITED

- and -

LABOPHARM USA, INC.

- and -

ANGELINI PHARMACEUTICAL, INC

- and -

AMUCHINA SPA

- and -

FINAF SPA

April 28, 2010

In conformity with paragraph 12.2 (3) of National

Instrument 51-102 respecting Continuous Disclosure

Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to supply prices and payments terms, product specific in formation and other

confidential commercial terms.

JOINT VENTURE MASTER AGREEMENT

THIS JOINT VENTURE MASTER AGREEMENT (“Agreement”) is entered into as of April 28, 2010.

BY AND AMONG:	LABOPHARM INC., a company incorporated pursuant to the laws of Quebec with its principal office at 480 Armand-Frappier Blvd., Laval, Quebec, H7V 4B4, Canada; (hereinafter “Labopharm”)

AND:

LABOPHARM EUROPE LIMITED, an Irish company incorporated pursuant to the laws of the Republic of Ireland with its principal office at Unit 5 Seapoint Building, 44-45 Clontarf Road, Dublin 3, Ireland;

(hereinafter “Labopharm Europe”)

AND:	LABOPHARM USA, INC., a corporation incorporated pursuant to the laws of Delaware with its principal office at 202 Carnegie Center, Suite 204, Princeton, NJ 08540, USA; (hereinafter “Labopharm USA”)

AND:

ANGELINI PHARMACEUTICAL INC., a corporation incorporated pursuant to the laws of Delaware with its principal office at 109 Smith Hill Road, Suffern, New York 10901, USA;

(hereinafter “Angelini Pharmaceutical”)

AND:	AMUCHINA SPA, a corporation incorporated pursuant to the laws of Italy with its principal office at Via Pontasso 13, 16015 Casella, Genova, Italy; (hereinafter “Amuchina”)

AND:

FINAF SPA, a corporation incorporated pursuant to the laws of Italy with its principal office at Viale Amelia, 70 Rome, Italy;

(hereinafter “Finaf”)

(each of Labopharm, Labopharm Europe, Labopharm USA Amuchina, Finaf and Angelini Pharmaceutical are sometimes referred to below as a “Party” and, collectively, as “Parties”)

RECITALS

WHEREAS Labopharm Europe is a pharmaceutical company which, among other things, produces a novel formulation of trazodone for the treatment of major depressive disorder;

WHEREAS Labopharm Europe is a wholly-owned subsidiary of Labopharm and an affiliate of Labopharm USA;

WHEREAS Finaf is a company involved in several businesses;

WHEREAS Amuchina and Angelini Pharmaceutical are, directly or indirectly, wholly owned subsidiaries of Finaf;

WHEREAS Finaf, Amuchina and Angelini Pharmaceutical and Labopharm, Labopharm Europe and Labopharm USA believe that benefits will accrue to them by forming a joint venture, composed of US LLC (as defined below) and the Limited Partnership (as defined below) (the “Joint Venture”) for the sale and distribution of the Product (as defined below) in the United States; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Joint Venture and to set forth the relationship of each of the Parties with the Limited Partnership and US LLC following the Joint Venture.

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1	Definitions

As used herein, the following terms have the following meanings:

“Amendment to the December 2007 Agreement” means the amendment to the December 2007 Agreement between Labopharm Europe and Acraf Spa, substantially in the form of Exhibit A hereof.

“Ancillary Agreements” means the Limited Partnership Agreement, the Product Supply Agreement, the API Supply Agreement, the License Agreement, the Supply and Distribution Agreement, the Shareholders Agreements, the US LLC Operating Agreement, the Assignment and Assumption Agreement, the Amendment to the December 2007 Agreement and the Support Services Agreements.

“API Supply Agreement” means the supply agreement to be entered into on the Closing Date between Acraf Spa and Labopharm Europe, substantially in the form of Exhibit B hereto.

“Assets” has the meaning set forth in Section 2.2.(c)(i).

“Assignment and Assumption Agreement” means the assignment and assumption agreement to be entered into on the Closing Date between Labopharm USA and US LLC, substantially in the form of Exhibit C hereto.

“Business Day” means any day other than a Saturday, Sunday or any other day on which the national banks located in the Province of Quebec, in Ireland and in Italy are authorized to be closed.

“Closing” has the meaning set forth in Article 2.

“Closing Date” is May 14, 2010 or such later date as the Parties receive confirmation that the Limited Partnership is registered as a limited partnership under the Limited Partnerships Act or any other date as the Parties may mutually agree upon in writing.

“Consent” means any consent, waiver, substitution, approval from, or amendment to any agreement with, any third party required to effect the Joint Venture as provided herein.

“CRO” means the Companies Registration Office of Ireland, being the office of the registrar of limited partnerships registered under the Limited Partnerships Act.

“Demand Note” has the meaning set forth in Section 2.1 (b)(viii).

“Form LP1” mean CRO Form LP1 (Application for the registration of a limited partnership under the Limited Partnerships Act).

“Form LP2” mean CRO Form LP2 (Notice of change in a limited partnership registered under the Limited Partnerships Act).

“Form LP3” mean CRO Form LP3 (Statement of the capital contributed by limited partners pursuant to the Limited Partnerships Act).

“Form LP4” mean CRO Form LP1, (Statement of an increase of the capital contributed by limited partners pursuant to the Limited Partnerships Act).

“Governmental Authority” means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

“IrishCo” means Angelini Labopharm MGP Ltd., an Irish company formed to become the managing general partner of the Limited Partnership.

“IrishCo 2” means Angelini Labopharm SGP Ltd., an Irish company formed to become the special general partner of the Limited Partnership.

“IrishCo Launch Expenses” has the meaning set forth in Section 2.1(a).

“IrishCo Launch Expenses Certificate” has the meaning set forth in Section 2.1(c)(viii).

“Joint Venture” has the meaning set forth in the Recitals.

“ Joint Venture Securities” means the Units, the shares of IrishCo, the shares of IrishCo 2 and the units of US LLC.

“License Agreement” means the license agreement to be entered into on the Closing Date between Labopharm Europe and the Limited Partnership, substantially in the form of Exhibit E hereto.

“Limited Partnership” means Angelini Labopharm LP, a limited liability partnership registered under the Limited Partnerships Act, to be governed by the Limited Partnership Agreement.

“Limited Partnership Agreement” means the partnership agreement to be entered into on the Closing Date between Labopharm Europe and Amuchina, as limited partners, IrishCo, as managing general partner, and IrishCo 2, as special general partner, substantially in the form of Exhibit F hereto.

“Limited Partnerships Act” means the Limited Partnerships Act 1907 of the United Kingdom and Whales, as amended.

“MDD Business” means the sale and distribution in the US market of N6A antidepressant pharmaceutical products (based on IMS) approved by the FDA for a major depressive disorder (MDD) indication.

“Product” means the “Licensed Product” as defined in the License Agreement.

“Product Supply Agreement” means the supply agreement to be entered into on the Closing Date between Labopharm Europe and the Limited Partnership, substantially in the form of Exhibit H hereof.

“Senior Loan and Security Agreement” means the senior loan and security agreement entered into on June 28, 2005 among Labopharm USA, Inc. and each of its subsidiaries, on the one hand, and Hercules Technology Growth Capital Inc., on the other hand, as amended.

“Shareholders Agreements” means, collectively, (i) the shareholders agreement to be entered into on the Closing Date between Labopharm and Amuchina in respect of IrishCo, substantially in the form of Exhibit D hereto and (ii) the shareholders agreement to be entered into on the Closing Date between Labopharm and Amuchina in respect of IrishCo 2, substantially in the form of Exhibit D hereto.

“Supply and Distribution Agreement” means the supply and distribution agreement to be entered into between the Limited Partnership and US LLC, the principal terms and conditions of which are described in Schedule 1.1 hereto.

“Support Services Agreements” means, collectively, (i) the support services agreement to be entered into on the Closing Date between Labopharm and Labopharm USA, on the one hand, and US LLC, on the other hand, substantially in the form of Exhibit G hereof and (ii) the support services agreement to be entered into on the Closing Date between Labopharm and Labopharm USA, on the one hand, and the Limited Partnership, on the other hand, substantially in the form of Exhibit G hereof.

“Units” means interests of a Party in the Limited Partnership.

“US LLC” means Labopharm Pharmaceuticals LLC, a limited liability company incorporated pursuant to the laws of the State of Delaware.

“US LLC Launch Expenses” has the meaning set forth in Section 2.2(a).

“US LLC Launch Expenses Certificate” has the meaning set forth in Section 2.2(c)(iv).

“US LLC Operating Agreement” means the amended and restated operating agreement to be entered into on the Closing Date between Labopharm USA and Angelini Pharmaceutical Inc substantially in the form of Exhibit I hereto.

ARTICLE 2

ACTIONS TO OCCUR AT SIGNING AND AT CLOSING

Subject to the terms and conditions of this Agreement, each Party hereby covenants and agrees to proceed to the transactions set forth in this Agreement, and to perform or cause to be performed any actions required or useful to give effect to this Agreement. From the date hereof and up to the Closing Date (the “Closing”), the actions listed in this Article 2 shall take place in the order set forth below.

2.1	IrishCo Launch Expenses, Formation of the Limited Partnership, Contributions and Commencement of Business and Trading

(a)	Schedule 2.1 sets forth an estimate, as of April 30, 2010, of all the launch expenses incurred by Labopharm and/or its affiliates in connection with the launch of the Product since January 1, 2010 and until April 30, 2010, whether paid or unpaid (the “IrishCo Launch Expenses”).

(b)	Prior to the date hereof, or as soon as practicable thereafter:

(i)	Labopharm will form IrishCo and IrishCo 2;

(ii)	Labopharm will subscribe for one hundred (100) shares in the capital of IrishCo for a price per share one US dollar (US$1);

(iii)	Labopharm will subscribe for one hundred (100) shares in the capital of IrishCo 2 for a price per share of one US dollar (US$1);

(iv)	Labopharm Europe will contribute to the Limited Partnership an amount of one US dollar (US$1) in cash in consideration of the issuance of one (1) Unit upon formation of the Limited Partnership;

(v)	subject to the matters listed in paragraphs 2.1(b) (i) to (iv) having occurred, Labopharm Europe, as limited partner, IrishCo, as managing general partner and IrishCo 2, as special general partner, will enter into the Limited Partnership Agreement, thus forming the Limited Partnership;

(vi)	each of Labopharm Europe, IrishCo and IrishCo 2 will complete and sign Form LP1, and IrishCo will immediately file it with the CRO (together with ail ancillary documents required to accompany the Form LP1);

(vii)	IrishCo will complete Form LP3 and file it with the CRO at the same time as it files the Form LP1; and

(viii)	Labopharm Europe and the Limited Partnership will enter into the License Agreement pursuant to which Labopharm Europe will grant to the Limited Partnership a licence for an aggregate consideration of fifty-two million US dollars (US$52,000,000) payable by (i) the issuance of twenty-six million (26,000,000) Units to Labopharm Europe for an amount of twenty-six million US dollars (US$26,000,000) and (ii) the issuance of a demand note to Labopharm Europe in the amount of twenty-six million US dollars (US$26,000,000) (the “Demand Note”).

(c)	At the Closing:

(i)	Amuchina will contribute to the Limited Partnership an amount of one US dollar (US$1) in cash in consideration of the issuance of one (1) Unit;

(ii)	Amuchina, as limited partner, will enter into the Limited Partnership Agreement;

(iii)	Amuchina will subscribe for one hundred (100) shares in the capital of IrishCo for a price per share of one US dollar (US$1);

(iv)	Amuchina will subscribe for one hundred (100) shares in the capital of IrishCo 2 for a price per share of one US dollar (US$1);

(v)	Labopharm and Amuchina will enter into the Shareholders Agreements;

(vi)	Amuchina will contribute to the Limited Partnership an amount of twenty-six million US dollars (US$26,000,000) in cash in consideration of the issuance of twenty-six million (26,000,000) Units;

(vii)	the Limited Partnership will settle the Demand Note by making a twenty-six million US dollars (US$26,000,000) payment in cash to Labopharm Europe, from the proceeds received from Amuchina under paragraph 2.1(c)(vi) above;

(viii)

Labopharm, for itself and on behalf of its affiliates, will deliver to the Limited Partnership a certificate from a senior officer of Labopharm confirming, as of April 30, 2010, (i) the estimated amount of the IrishCo Launch Expenses paid by Labopharm and/or its affiliates and the estimated amount of the IrishCo Launch Expenses incurred but not paid as of that date, representing all of the estimated IrishCo Launch Expenses, (ii) that the IrishCo Launch Expenses will include an estimate of all the expenses incurred under the agreements listed in Schedule 2.2(c), (iii) that

Labopharm and its affiliates are not in breach of their material obligations under any of the agreements listed in Schedule 2.2(c) and (iv) that the Limited Partnership has no outstanding liabilities as of the Closing Date except for those set forth under Schedule 2.1 (the “IrishCo Launch Expenses Certificate”);

(ix)	Labopharm, for itself and on behalf of its affiliates, will invoice the Limited Partnership for the amount of the IrishCo Launch Expenses paid by Labopharm and/or its affiliates as of the Closing Date, based on the IrishCo Launch Expenses Certificate;

(x)	each of Labopharm Europe and Amuchina will advance to the Limited Partnership an amount of thirteen million seven hundred and fifty thousand dollars (US$13,750,000) in cash, by way of a five (5)-year term loan, either interest-free or bearing interest at a rate to be agreed upon, which may be prepaid at any time, without penalty, by the Limited Partnership;

(xi)	the Limited Partnership will pay to Labopharm, for itself and on behalf of its affiliates, an amount in cash corresponding to the IrishCo Launch Expenses paid by Labopharm and/or its affiliates as of the Closing Date, and the amount of IrishCo Launch Expenses unpaid as of the Closing Date will either be paid by Labopharm or one of its affiliates and reimbursed by the Limited Partnership or paid by directly by the Limited Partnership; and

(xii)	IrishCo will complete Form LP2 and Form LP4, in respect of all increases in capital contributed to the Limited Partnership as a result of the actions referred to in the preceding paragraphs of this Section 2.1(c) and will immediately file such forms with the CRO.

(d)	Commencement of Business and Trading:

The Limited Partnership shall not commence business or carry on any trading until, and subject to, the Parties receiving confirmation of its registration as a limited partnership under the Limited Partnerships Act.

2.2	US LLC Launch Expenses, Contributions and Subscriptions to US LLC

(a)	Schedule 2.2 sets forth an estimate, as of April 30, 2010, of all the launch expenses incurred by Labopharm and/or its affiliates in connection with the launch of the Product since January 1, 2010 and until April 30, 2010 (the “US LLC Launch Expenses”).

(b)	Prior to the date hereof, Labopharm USA has formed USLLC.

(c)	At the Closing:

(i)	Labopharm USA will assign and transfer to US LLC the following assets, and will enter into the Assignment and Assumption Agreement to reflect such assignment and transfer;

•	the contracts related to the MDD Business in the United States and listed in Schedule (c) hereof; and

•

all books of account, general, financial and tax records, invoices, shipping records, customer correspondence, customer lists, market studies, market research and related data, supplier lists, correspondence and other documents, records and files primarily relating to the MDD Business, and copies of all personnel records of transferred employees, provided, however, that Labopharm USA need not deliver the original of the company records to US LLC but may retain them after the Closing and instead deliver a copy;

(collectively, the “Assets”) having a value of US$100, in consideration of which US LLC will issue to Labopharm USA one hundred (100) units of its LLC interests;

(ii)	Labopharm USA will transfer to US LLC the employees of Labopharm USA employed in the MDD Business, such employees to be identified by Labopharm USA at least five (5) days prior to the Closing;

(iii)	Labopharm will assign and transfer to US LLC the Authorization to Proceed with Quintiles Commercial US, Inc. (re: MSL Services Agreement) dated December 29, 2009, as amended on February 11, 2010 and as further amended on March 11, 2010, for a nominal value of US$1;

(iv)	Labopharm, for itself and on behalf of its affiliates, will deliver to US LLC a certificate from a senior officer of Labopharm confirming, as of April 30, 2010, (i) the estimated amount of the US LLC Launch Expenses paid by Labopharm and/or its affiliates and the estimated amount of the US LLC Launch Expenses incurred but not paid as of that date, representing all of the estimated US LLC Launch Expenses, (ii) that the US LLC Launch Expenses will include all an estimate of all the expenses incurred under the agreements listed in Schedule (c), (iii) that Labopharm and its affiliates are not in breach of their material obligations under any of the agreements listed in Schedule (c) and (iv) that US LLC has no other outstanding liabilities as of the Closing Date except for those set forth under Schedule 2.2 (the “US LLC Launch Expenses Certificate”);

(v)	Labopharm, for itself and on behalf of its affiliates, will invoice US LLC for the amount of the US LLC Launch Expenses paid by Labopharm and/or its affiliates as of the Closing Date, based on the US LLC Launch Expenses Certificate;

(vi)	Labopharm USA will contribute to US LLC an amount of US$249,900 in cash, in consideration of which US LLC will issue to Labopharm USA 249,900 units of US LLC;

(vii)	Angelini Pharmaceutical will contribute to US LLC an amount of US$250,000 in cash, in consideration of which US LLC will issue to Angelini Pharmaceutical 250,000 units of US LLC;

(viii)	US LLC will pay to Labopharm, for itself and on behalf of its affiliates, an amount in cash corresponding to the US LLC Launch Expenses paid by Labopharm and/or its affiliates as of the Closing Date and the amount of US LLC Launch Expenses unpaid as of the Closing Date will either be paid by Labopharm or one of its affiliates and reimbursed by US LLC or paid directly by US LLC;

(ix)	Labopharm USA and Angelini Pharmaceutical will enter into the US LLC Operating Agreement; and

(x)	US LLC shall change its name to Angelini Labopharm, LLC.

2.3	Execution of other Agreements

Each of Labopharm, Labopharm Europe, Labopharm USA and Finaf, Acraf Spa, Angelini Pharmaceutical and Amuchina will execute at Closing, and will cause each of the Limited Partnership, US LLC, IrishCo and IrishCo 2 to execute at Closing, the Ancillary Agreements to which it is a party.

2.4	Adjustments of the Launch Expenses

The Parties agree that the Limited Partnership and US LLC shall not pay in aggregate an amount of IrishCo Launch Expenses and US LLC Launch Expenses, which, in aggregate, is ten percent (10%) greater than the total of the amounts set forth in Schedules 2.1 and 2.2. The Parties agree to make the necessary adjustments within forty-five (45) Business Days following the Closing Date. Labopharm will reimburse Limited Partnership, on a dollar-for-dollar basis, for the amount of IrishCo Launch Expenses and US LLC Launch Expenses which, in aggregate, is ten percent (10%) greater than the total of the amounts set forth in Schedules 2.1 and 2.2.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Each Party represents and warrants as follows to other Parties, and acknowledges and confirms that each other Party is relying on the representations and warranties in entering into this Agreement:

3.1	Incorporation and Corporate Power

Each Party is a corporation incorporated, organized and existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

3.2	Corporate Authorization

The execution, delivery and performance by each Party of this Agreement and each of the Ancillary Agreements to which it is a party:

(a)	have been duly authorized by all necessary corporate action on the part of such Party; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any of its constitutional documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

3.3	Tax Matters

Amuchina is a private company, is a tax resident in Italy and is entitled to benefit from the United States-Italy Tax Convention. Labopharm Europe is a subsidiary of a Canadian public company and is entitled to benefit from the United States- Ireland Tax Convention.

3.4	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by each Party of this Agreement and each of the Ancillary Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any authorization held by such Party;

(b)	result in a breach or a violation of, or conflict with, any judgement, judicial order or decree of any Governmental Authority; or

(c)	result in a breach or a violation of, or conflict with, any Law applicable to such Party.

3.5	Execution and Binding Obligation

This Agreement and each of the Ancillary Agreements to which each Party is a party have been (or will be) duly executed and delivered by such Party and constitute (or will constitute) legal, valid and binding obligations of such Party, enforceable against it in accordance with their respective terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE LABOPHARM GROUP

Labopharm, as to IrishCo and IrishCo 2, and Labopharm USA, as to US LLC, each represents and warrants to Finaf, Amuchina and Angelini Pharmaceutical as follows, and acknowledges and confirms that Finaf, Amuchina and Angelini Pharmaceutical is relying on the representations and warranties is entering into this Agreement.

4.1	Incorporation and Corporate Power

Each of IrishCo, IrishCo 2 and US LLC is or will, at Closing, be a corporation incorporated, organized and existing under the laws of its jurisdiction of incorporation and has or will, at Closing, have the corporate power and authority to enter into and perform its obligations and each of the Ancillary Agreements to which it is a party.

4.2	Corporate Authorization

The execution, delivery and performance by each of IrishCo, IrishCo 2 and US LLC of each of the Ancillary Agreements to which it is a party will, at Closing:

(a)	have been duly authorized by all necessary corporate action on the part of such party; and

(b)	not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any of its constitutional documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

4.3	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by each of IrishCo, IrishCo 2 and US LLC of each of the Ancillary Agreements to which it is a party will not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance), at Closing:

(a)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any authorization held by such party;

(b)	result in a breach or a violation of, or conflict with, any judgement, judicial order or decree of any Governmental Authority; or

(c)	result in a breach or a violation of, or conflict with, any Law applicable to such party.

4.4	Execution and Binding Obligation

Each of the Ancillary Agreements to which each of IrishCo, IrishCo 2 or US LLC is a party will, at Closing, be duly executed and delivered by such party will, at Closing, constitute legal, valid and binding obligations of such party, enforceable against it in accordance with their respective terms.

4.5	Share Capital and Limited Partnership Interests

(a)	As of the Closing Date, the authorized capital of IrishCo will consist of an unlimited number of common shares, of which, prior to the issuances of shares of IrishCo to Amuchina, one hundred (100) shares will be issued and outstanding in the name of Labopharm.

(b)	As of the Closing Date, the authorized capital of IrishCo 2 will consist of an unlimited number of common shares, of which, prior to the issuances of shares of IrishCo 2 to Amuchina, one hundred (100) shares will be issued and outstanding in the name of Labopharm.

(c)	As of the Closing Date, the authorized capital of US LLC will consist of an unlimited number of units of LLC interests, of which, prior to the issuances of units of US LLC to Angelini Pharmaceutical, one hundred (100) units will be issued and outstanding in the name of Labopharm USA.

4.6	No Undisclosed Liabilities

Neither IrishCo, IrishCo 2 nor US LLC has, nor will have at Closing any liabilities or obligations of any nature, whether contingent or otherwise, other than those set forth under Schedules 2.1 and 2.2 hereto.

ARTICLE 5

CLOSING DELIVERIES

At Closing, the Parties or the parties to Ancillary Agreements, as applicable, shall have delivered or caused to be delivered the following:

(a)	IrishCo, IrishCo 2 and US LLC shall deliver to Labopharm, Labopharm USA, Amuchina and Angelini Pharmaceuticals, share certificates representing the shares in the capital of IrishCo and IrishCo 2 and units of US LLC issued pursuant to the terms hereof, together with satisfactory evidence that such shares and units have been entered in the corporate records of the applicable company in the name of the holder of record of such shares and units;

(b)	IrishCo, acting as managing general partner of the Limited Partnership, shall deliver to Labopharm Europe and Amuchina satisfactory evidence that the Units issued to them have been entered in the corporate records of the Limited Partnership in their respective names;

(c)	each Party shall deliver to the other Parties a certificate of one of its officers certifying that each of the closing conditions set forth in Article 6 hereof has been duly satisfied by all other Parties;

(d)	Labopharm shall deliver to Amuchina certified copies of the charter documents and by-laws of IrishCo and IrishCo 2 and Labopharm USA shall deliver to Angelini Pharmaceutical certified copies of the charter documents and by-laws of US LLC;

(e)	each Party shall deliver to the other Parties resolutions of its board of directors approving the entering into of this Agreement and the Ancillary Agreements and the completion of the transaction contemplated by this Agreement and the Ancillary Agreements;

(f)	Labopharm and Labopharm USA shall deliver to Amuchina and Angelini Pharmaceutical a certificate of status, compliance, good standing or like certificate with respect to each of IrishCo, IrishCo 2 and US LLC, respectively, issued by appropriate government officials of their respective jurisdictions of incorporation;

(g)	legal opinions from United States and Irish outside counsel on: (i) the corporate status (constitution and organization) of US LLC, IrishCo, IrishCo 2 and the Limited Partnership, (ii) all signatories to the Ancillary Documents have been properly authorized by all necessary corporate actions, (iii) the execution of the Joint Venture Agreement and the Ancillary Agreements will not breach any law applicable thereto; and

(h)	Labopharm shall deliver a waiver or other instrument, in a form acceptable to Angelini, acting reasonably, from Hercules Technology Growth Capital Inc. confirming that Hercules Technology Growth Capital Inc. agrees to exclude from its security interest held pursuant to the Senior Loan and Security Agreement the Joint Venture Securities held by Labopharm and its Affiliates.

ARTICLE 6

CLOSING CONDITIONS

The obligations of each Party to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to effect the Closing shall be subject to the satisfaction of each of following closing conditions, unless waived by such Party in its sole discretion:

(a)	all necessary regulatory approvals and Consents, if any shall have been received;

(b)	each Party shall have performed all material obligations under this Agreement to be performed before on or before the Closing, including performance of obligations set forth in Article 2 hereof and delivery of items set forth in Article 5; and

(c)	no injunction or other order, decree or ruling issued by a court of competent jurisdiction or by any other Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority shall be in effect preventing the consummation of the Joint Venture or any of the other transactions contemplated by this Agreement or any Ancillary Agreement shall be in effect.

ARTICLE 7

ANNOUNCEMENTS

No press release or other public announcement with respect to this Agreement or any of the Ancillary Agreements or any transaction contemplated therein is to be made by a Party unless and until the text of the announcement and the time and manner of its release have been approved by the other Party. However, if a Party is bound by Law to make a press release or other public announcement, such Party may do so, notwithstanding the failure of the other Party to approve same, provided (i) the other Party is given at least three (3) Business Days prior written notice of the intention to make such announcement and has a reasonable opportunity to comment on the announcement, and (ii) the announcement merely relates the facts and then only to the extent necessary to satisfy the specific legal requirement.

ARTICLE 8

MISCELLANEOUS

8.1

REDACTED

8.2	Termination by Agreement of Parties

This Agreement may be terminated and/or the Joint Venture may be deferred, modified or abandoned at any time prior to the Closing Date by mutual consent of Labopharm Europe and Amuchina without the approval of the Limited Partnership. In the event of such termination, no Party hereto (or any of its respective directors or officers) shall have any liability to any other Party pursuant to this Agreement, except that Section 8.4 of this Agreement shall survive notwithstanding the termination of this Agreement in accordance with this Section 8.2.

8.3	Termination by Party for Failure to Close

In addition, either Labopharm Europe or Amuchina may terminate this Agreement at any time prior to the Closing if the conditions to such Party's obligation to close, as set forth in Article 6, have not been satisfied on or before May 30, 2010, to the extent that such failure to satisfy the closing condition is not due to the fault or omission of the terminating Party. Such termination shall not constitute a waiver by the terminating Party to exercise its rights or exercise any other recourse available at law.

8.4	Expenses

Except as specifically provided in this Agreement or in an Ancillary Agreement, all costs and expenses incurred in connection with the interpretation, execution, delivery and implementation of this Agreement and with the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring the expense.

8.5	Notices

All notices and other communications between the Parties shall be in writing and shall be deemed to have been given and received if delivered personally, by courier (charges prepaid) or by confirmed telecopy to the Parties at the following addresses (or at such other address for any such Party as shall be specified in like notice):

(a)	if to the Limited Partnership:

Angelini Labopharm LP

c/o Matheson Ormsby Prentice

70 Sir John Rogerson’s Quay

Dublin 2, Ireland

Attention: Fergus Bolster

Telecopier No.: +1 353 1 232 3333

(b)	if to Labopharm:

Labopharm Inc.

480 Armand-Frappier Blvd.

Laval, Quebec H7V 4B4

Attention: Chief Financial Officer

Telecopier No.: +1 450.686.9141

With a copy to: Legal Department, +1.450.686.9141

(c)	if to Labopharm Europe:

Labopharm Europe Limited

Unit 5 Seapoint Building

44-45 Clontarf Road

Dublin 3 Ireland

Attention: Managing Director

Telecopier No.: +1 353 1 8540144

With a copy to: Legal Department, +1.450.686.9141

(d)	if to Labopharm USA:

Labopharm USA, Inc.

202 Carnegie Center, Suite 204

Princeton, NJ 08540, USA

Attention: President

Telecopier No.: +1 609.454.0202

With a copy to: Legal Department, +1.450.686.9141

(e)	if to Angelini Pharmaceutical Inc:

109 Smith Hill Road,

Suffern, New York 10901;

Attention:

Copy to Legal Affairs Department

Viale Amelia 70

00181 Rome-Italy

Attention to Mrs. Onnis Enza

FaxNo.+39.06 78332194

(f)	if to Amuchina Spa:

Via Pontasso 13,

16015 Casella, Genova

Attention: Mr. Gianluigi Frozzi

Copy to Legal Affairs Department

Viale Amelia 70

00181 Rome-Italy

Attention to Mrs. Onnis Enza

FaxNo.+39.06 78332194

(g)	if to Finaf Spa:

Legal Affairs Department

Viale Amelia 70

00181 Rome-Italy

Attention to Mrs. Onnis Enza

Fax No.+39.06 78053272

Any notice or other communication given personally or by courier (charges prepaid) shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such delivery is made after 5:00 p.m. on a business day or unless such day is not a business day, in which cases the notice or other communication shall be deemed to have been given and received upon the immediately following business day.

8.6	Amendment and Waiver

This Agreement may not be altered or amended, nor may rights hereunder be waived, except by an instrument in writing executed by the Party or Parties to be charged with such amendment or waiver. No waiver of any terms, provision or condition of or failure to exercise or delay in exercising any rights or remedies under this Agreement, in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such term, provision, condition, right or remedy or as a waiver of any other term, provision or condition of this Agreement.

8.7	Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same Agreement.

8.8	Governing Law

This Agreement shall be construed in accordance with, and governed by, the laws of Ireland, without regard to the conflicts of law rules of such state.

8.9	Entire Agreement

This Agreement including the Exhibits hereto, together with the Ancillary Agreements, constitute the entire understanding of the Parties hereto with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter. To the extent that the provisions of this Agreement are inconsistent with the provisions of any Ancillary Agreements, the provisions of such Ancillary Agreement shall prevail.

8.10	Parties in Interest

Neither Party may assign its rights or delegate any of its duties under this Agreement without the prior written consent of each other Party. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and permitted assigns.

8.11	Further Assurances and Consents

In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties hereto will use all reasonable efforts to (i) execute and deliver such further instruments and documents and take such other actions as any other Party may reasonably request in order to effectuate the purposes of this Agreement and to carry out the terms hereof and (ii) take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements or otherwise to consummate and make effective the transactions contemplated by this Agreement.

8.12	Severability

If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date hereof.

LABOPHARM INC.

By:

Name:

Title:

LABOPHARM EUROPE LIMITED

By:

Name:

Title:

LABOPHARM USA, INC.

By:

Name:

Title:

IN WITNESS WHEREOF, the Parties hereto have duly executed ande delivered this Agreement as of the date hereof.

ANGELINI PHARMACEUTICAL INC.

By:

Name:

Title:

AMUCHINA SPA

By:

Name:

Title:

FINAF SPA

By:

Name:

Title:

EXHIBITS AND SCHEDULES

Exhibit A:	Amendment to the December 2007 Agreement

Exhibit B:	AP1 Supply Agreement

Exhibit C:	Assignment and Assumption Agreement

Exhibit D:	Shareholders Agreements

Exhibit E:	License Agreement

Exhibit F:	Limited Partnership Agreement

Exhibit G:	Support Services Agreement

Exhibit H:	Product Supply Agreement

Exhibit I:	US LLC Operating Agreement

Schedule 1.1	Principal terms and conditions of Supply and Distribution Agreement

Schedule 2.1	IrishCo Launch Expenses US

Schedule 2.2	LLC Launch Expenses

Schedule 2.2(c)	Contracts of MDD Business

Schedule 8.1	REDACTED

Schedule 1.1

Principal terms and conditions of Supply and Distribution Agreement

Please see attached document.	REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

Schedule 2.1

IrishCo Launch Expenses

Please see attached.

REDACTED

Schedule 2.2

US LLC Launch Expenses

Please see attached.

REDACTED

Schedule 2.2(c)

Contracts of MDD Business

REDACTED

Schedule 8.1

REDACTED

Please see attched.